STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	January 18, 2005
Corporate Office:	#SRU-02-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FERGUSON LAKE PROJECT EXPANDED TO 430,347 ACRES
ALONG 107 KILOMETERS OF STRIKE

Starfield Resources Inc. has expanded its land position in the Ferguson Lake Mineral District, Nunavut, Canada five-fold. The original 29 claims that it owned 100% or maintained under option has been increased to 173 mineral claims.

During the 2004 exploration season, Geotech Ltd. of Mississauga Ontario utilized a helicopter-borne VTEM geophysical system to survey a 43 square kilometer portion of the original claim group. The detailed magnetic and EM conductive targets outlined during the survey trend approximately 19 kilometers east-west across the property. The VTEM survey successfully mapped the known massive sulphide mineralization along strike and to depths of at least 400 meters. Previously unknown conductive targets and linear trends were identified suggesting that the Ferguson Lake Mineral District should be expanded to unstaked adjacent areas.

A total of 144 newly staked mineral claims comprising approximately 359,000 acres have been filed with the Nunavut Mining Recorder and final acceptance is expected within 30-60 days. This new land package extends East and West along strike for approximately 107 kilometers and approximately 32 kilometers in distance at its widest position.

From April 11th to November 30th, the 2004 exploration season included a total of 21,388 meters of diamond drilling. Since 1998, Starfield Resources has completed 214 diamond drill holes totaling 86,081 meters. The copper, nickel, cobalt, palladium and platinum massive sulphide mineralization discovered to date is unique in its strike length and continuity. During 2005, the Company will explore the District’s mineral potential within the “new” boundaries of its exciting 430,000 acre property.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.